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                            December 13, 2022

       Sergio Carlo Scalpelli
       Chief Executive Officer
       Brera Holdings PLC
       Connaught House, 5th Floor
       One Burlington Road
       Dublin 4
       D04 C5Y6
       Ireland

                                                        Re: Brera Holdings PLC
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 30,
2022
                                                            File No. 333-268187

       Dear Sergio Carlo Scalpelli:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. We note your references to an "estimated" offering price per share of $5.00 throughout the filing. Because you are
not subject to the reporting requirements of Section 13(a) or
                                                        15(d) of the Exchange
Act, amend your disclosure to provide a bona fide estimate of a range of the maximum
offering price per share, rather than an "estimated" price. See
                                                        Instruction 1(A) to
Item 501(b)(3) of Regulation S-K.
 Sergio Carlo Scalpelli
Brera Holdings PLC
December 13, 2022
Page 2

       You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameSergio Carlo Scalpelli
                                                          Division of
Corporation Finance
Comapany NameBrera Holdings PLC
                                                          Office of Trade &
Services
December 13, 2022 Page 2
cc:       Louis A. Bevilacqua
FirstName LastName